UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Fourth Quarter 2019 Operational Update

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2019 OPERATIONAL UPDATE

RECORD QUARTERLY AND ANNUAL OIL AND GAS PRODUCTION

17-YEAR PRODUCTION GROWTH TRACK RECORD

CONTINUED DRILL BIT SUCCESS WITH NEW OILFIELD DISCOVERY AND FIELD EXTENSIONS

NEW COMPANY AND ACREAGE ACQUISITIONS SIGNIFICANTLY EXPANDING

PRODUCTION, RESERVES, RESOURCES AND GROWTH FAIRWAY

Bogota, Colombia – January 7, 2020 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced its operational update for the three-month period ended December 31, 2019 (“4Q2019”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

Fourth Quarter 2019 Highlights

Production: Hitting New Records and Reaching a 17-Year Consistent Growth Track Record

•	Consolidated oil and gas production up 8% to 41,786 boepd, or 10% adjusting for divested blocks[1]

(5% higher compared to 3Q2019)

•	Production in Colombia increased by 9% to 33,311 boepd (12% increase adjusting for divested blocks)

•	Production in Chile increased by 17% to 3,292 boepd

•	Full Year 2019 average production of 40,046 boepd, 11% higher than 2018 annual average levels, or 13% higher adjusting for divested blocks

Operations: Strong Execution with New Exploration, Appraisal and Development Drilling Successes

In Colombia:

•	New oil field extension in the Llanos 34 block (GeoPark operated, 45% WI), following successful drilling and testing of the Tigui 18 well, evaluating a zone to the southeast, outside the 2018 DeGolyer and MacNaughton (“D&M”) certified 3P reserve area. Tigui 12 appraisal well, delineating the northeastern part of the field is currently being tested

•	New Azogue light oil field discovery (GeoPark non-operated, 25% WI) in the Llanos 32 block, located in the southern part of the block adjacent to the Llanos 34 block

•	Six new wells were tested and put on production in the Llanos 34 block

In Chile:

•	Jauke Oeste 1 exploration well was drilled in the Fell Block (GeoPark operated, 100% WI), with testing activities currently underway

Full Year 2019 Drill Bit Success:

•	GeoPark’s 2019 work program included 36 gross wells drilled (33 operated with a success rate of over 85%), including development, appraisal and exploration wells

Portfolio Growth: Strategic Expansion in Colombia with New Company and Acreage Acquisitions

•	Amerisur Resources Plc[2] (“Amerisur”) acquisition, providing reserves, production and cash flow growth and enriching GeoPark’s inventory of short, medium and long-term exploration opportunities

•	Acquired new low-cost, low-risk exploration blocks in the Llanos basin near core Llanos 34 block in partnership with Hocol (a 100% subsidiary of Ecopetrol)

1 La Cuerva and Yamu blocks sold on July 1, 2019.

2 On November 15, 2019, GeoPark announced that it will acquire the entire issued and to be issued share capital of Amerisur with closing expected in January 2020, subject to customary regulatory approvals.

Catalysts: 1Q2020

•	Drilling nine new exploration and development wells and testing three wells across GeoPark’s portfolio

•	Closing of Amerisur acquisition expected in January 2020

•	New independent reserves certification expected to be released in early February 2020

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2019, as compared to 4Q2018:

	4Q2019			4Q2018
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	33,311	33,117	1,162	30,641	+9%
Brazil	2,799	124	16,047	2,894	-3%
Chile	3,292	632	15,958	2,823	+17%
Argentina	2,384	1,583	4,804	2,383	0%
Total	41,786	35,456	37,971	38,741	+8%
a)	Includes royalties paid in kind in Colombia for approximately 1,587 bopd in 4Q2019. No royalties were paid in kind in Brazil, Chile or Argentina.

Quarterly Production Evolution

(boepd)	4Q2019	3Q2019	2Q2019	1Q2019	4Q2018
Colombia	33,311	31,578	32,191[a]	32,131[a]	30,641[a]
Brazil	2,799	2,299	1,693	1,960	2,894
Chile	3,292	3,358	2,952	2,961	2,823
Argentina	2,384	2,384	2,365	2,505	2,383
Total	41,786	39,619	39,201	39,557	38,741
Oil	35,456	33,693	34,261	34,358	32,859
Gas	6,330	5,926	4,940	5,199	5,882
a)	Colombian production includes approximately 640 bopd, 765 bopd and 888 bopd during 2Q2019, 1Q2019 and 4Q2018, respectively, from the La Cuerva and Yamu blocks that were sold on July 1, 2019.

Oil and Gas Production Update

Consolidated:

Overall oil and gas production grew by 8% to 41,786 boepd in 4Q2019 from 38,741 boepd in 4Q2018, due to increased production in Colombia and Chile, partially offset by lower production in Brazil. Oil represented 85% of total reported production compared to 84% in 4Q2018.

On July 1, 2019, GeoPark completed the divestiture of the La Cuerva and Yamu blocks in Colombia. Adjusting for the sale of these blocks (888 bopd in 4Q2018), the Company’s consolidated oil and gas production increased by 10% in 4Q2019 and Colombian production increased by 12%.

Colombia:

Average net oil and gas production in Colombia grew 9% to 33,311 boepd in 4Q2019 compared to 30,641 boepd in 4Q2018, reflecting continued successful exploration, appraisal and development drilling in the Llanos 34 block. Adjusting for the sale of the La Cuerva and Yamu blocks, Colombian production increased by 12%.

The main operational highlights in Colombia during 4Q2019 were:

Exploration/Delineation drilling in the Llanos 34 block:

•	The Tigui 18 appraisal well was successfully drilled and tested during 4Q2019 to evaluate a southeast area of the field, outside the 2018 D&M certified 3P reserve area, and thus extending the field’s size. Oil shows during drilling and petrophysical analysis indicated the potential for hydrocarbons in the Guadalupe and Gacheta formations. The well was drilled to a total depth of 11,514 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of approximately 1,500 bopd, 15.6 degrees API with a 4% water cut.

•	The Tigui 12 appraisal well was drilled during 4Q2019 to continue delineating the northeastern part of the field. Oil shows during drilling and petrophysical analysis indicated the potential for hydrocarbons in the Guadalupe and Gacheta formations. Testing activities are currently underway.

Development drilling in the Llanos 34 block:

•	Five new wells were tested and put on production in the Llanos 34 block, currently adding above 7,500 bopd gross, including wells Tigana Norte 13, Tigana Norte 18, Tigui 21, Jacana 32 and Jacana 35.

Exploration drilling in the Llanos 32 block:

•	The Azogue 1 exploration well was drilled to a total depth of 12,125 feet. Logging results indicated the potential for hydrocarbons in the Une, Guadalupe and Mirador formations. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of approximately 1,500 bopd, 28 degrees API and a 1% water cut. The well is currently producing 2,250 bopd.

•	The Azogue oil field is located to the southern part of the Llanos 32 block, adjacent to and approximately 1,200 meters from the Chiricoca oil field in the Llanos 34 block.

Amerisur acquisition:

•	On November 15, 2019, GeoPark announced that it will acquire the entire issued and to be issued share capital of Amerisur with closing expected in January 2020, subject to customary regulatory approvals.

•	The acquisition of Amerisur is in line with GeoPark’s strategy, providing growth in reserves, production and cash flow and enriching GeoPark’s inventory of short, medium and long-term exploration opportunities.

•	GeoPark will incorporate 13 production, development and exploration blocks in Colombia, including 12 operated blocks in the Putumayo basin and the CPO-5 non-operated block in the Llanos basin, a successful operating team, and the Oleoducto Binacional Amerisur, an export oil pipeline from Colombia to Ecuador.

•	GeoPark expects to generate significant synergies in operations, transport and crude oil blending in the Llanos 34 block and in the Putumayo blocks.

•	The transaction brings the opportunity to enhance valuable partnerships with Oxy, partner in five of the Putumayo blocks and with ONGC, operator of the CPO-5 block and with which GeoPark has a long-term strategic alliance to acquire a portfolio of projects across Latin America.

•	Key metrics of Amerisur include net light oil production of 6,865 bopd (September 2019), net proven reserves and net proven and probable reserves of 15.0 million and 21.8 million barrels, respectively (certified by McDaniel & Associates as of end July 2019) and net unrisked exploration resources of 289 million to 566 million barrels (mean to high-end, estimated by McDaniel & Associates).

•	Amerisur is a cashflow positive, growing business with low operating costs. Amerisur’s balance sheet is strong, with no financial debt and a cash position of $46 million as of June 30, 2019

•	For further details, please refer to the release published on November 15, 2019.

Strategic exploration acreage expansion in Colombia:

•	As part of the recent ANH's Permanent Process for the Assignment of Areas, GeoPark was awarded the Llanos 123 and Llanos 124 blocks in partnership with Hocol (a 100% subsidiary of Ecopetrol) and Amerisur was awarded the PUT-36 block.

•	GeoPark and Parex Resources executed an agreement in which GeoPark will assume, subject to ANH approval, a 50% WI in the Llanos 94 block in exchange for funding its 50% pro-rata share of existing commitments, with no carry.

•	With the addition of these new blocks during 2019 and upon the closure of the recently announced acquisition of Amerisur, GeoPark will significantly expand its acreage position around its core Llanos 34 block by adding approximately 1.4 million gross acres – 17 times the size of the Llanos 34 block.

•	For further details, please refer to the release published on December 17, 2019.

Brazil:

Average net production in Brazil decreased slightly by 3% to 2,799 boepd in 4Q2019 compared to 2,894 boepd in 4Q2018 (96% gas in 4Q2019 and 98% gas in 4Q2018). However, compared to 3Q2019, Brazilian production increased by 22% mainly due to higher demand in the Manati gas field, and to a lesser extent, due to long-term testing activities in the Praia dos Castelhanos oil field in the REC-T-128 block (GeoPark operated, 70% WI).

Exploration drilling in the Reconcavo and Potiguar basins:

•	Praia dos Castelhanos 1 well in the REC-T-128 block initiated long-term testing activities in late 3Q2019, averaging 157 bopd gross of light oil during 4Q2019.

•	Mandacaru exploration prospect in the POT-T-747 block (GeoPark operated, 70% WI) was drilled to a total depth of 670 meters. Petrophysical logging interpretation indicated non-commercial oil accumulations, and following these results, a decision was made to plug and abandon the well.

Chile:

Average net production in Chile increased by 17% to 3,292 boepd. Higher production in 4Q2019 resulted from the successful development of the Jauke gas field. The production mix during 4Q2019 was 81% gas and 19% light oil (compared to 74% gas and 26% light oil in 4Q2018).

Exploration drilling in the Fell block (GeoPark operated, 100% WI):

•	Jauke Oeste 1 exploration well was drilled to a total depth of 9,596 feet. Preliminary logging information indicated potential for hydrocarbons in the Tobifera formation. Testing activities are currently underway.

Exploration drilling in the Isla Norte block (GeoPark operated, 50% WI):

•	Civil works and other preliminary activities were carried out during 4Q2019 in the Leun exploration prospect in the Isla Norte block, expected to spud in 1Q2020.

Argentina:

Average net production in Argentina remained flat, reaching 2,384 boepd in 4Q2019 (66% oil, 34% gas) compared to 2,383 boepd in 4Q2018 (65% oil, 35% gas). Stable production levels during 2019 resulted from a successful and ongoing optimization project initiated in 2018 focused on enhancing base production levels.

1Q2020 Drilling Schedule

The following is a summary of expected drilling and testing activities scheduled for 1Q2020:

	Prospect/Well[a]	Country	Block	WI	Type
1	Jacana 43	Colombia	Llanos 34	45%	Development
2	Jacana 47	Colombia	Llanos 34	45%	Development
3	Tigana Norte 19	Colombia	Llanos 34	45%	Development
4	Tigana Norte 51	Colombia	Llanos 34	45%	Development
5	Tigana Norte 52	Colombia	Llanos 34	45%	Development
6	Tigui 3[b]	Colombia	Llanos 34	45%	Development
7	Tigui 17	Colombia	Llanos 34	45%	Development
8	Tigui 12[b]	Colombia	Llanos 34	45%	Appraisal
9	Jauke Oeste 1[b]	Chile	Fell	100%	Exploration
10	Leun 1	Chile	Isla Norte	60%	Exploration
11	Huillin 1	Chile	Isla Norte	60%	Exploration
12	Koo 1	Chile	Flamenco	100%	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval.

b)	Drilling initiated or completed with testing activities expected in 1Q2020.

For further information, please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
ANP	Brazil’s National Agency of Petroleum, Natural Gas and Biofuels

Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operación Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
PRMS	Petroleum Resources Management System

Sq km	Square Kilometer
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the Amerisur acquisition, expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 7, 2020